5555 San Felipe Street Houston, TX 77056-2723 Telephone: 713-629-6600

October 7, 2019

Via EDGAR

Brad Skinner
Senior Assistant Chief Accountant
U.S. Securities & Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, D.C. 20549

Re: Marathon Oil Corporation
Form 10-K for Fiscal Year Ended December 31, 2018
Filed February 21, 2019
File No. 001-05153

Dear Mr. Skinner,

Set forth below is the response from Marathon Oil Corporation (“Marathon Oil”) to the comment letter from the staff of the U.S. Securities and Exchange Commission, dated September 24, 2019, concerning Marathon Oil’s Annual Report on Form 10-K for the fiscal year-ended December 31, 2018.

For your convenience, we have repeated the comment prior to the response. The comment is highlighted in bold.
Form 10-K for the Fiscal Year Ended December 31, 2018

Business
Acreage, page 9

1. Disclosure under this section indicates that material acreage is scheduled to expire within the next three years. Tell us if you have assigned any proved undeveloped reserves to locations which are currently scheduled to be drilled after expiration of the related acreage. If there are material quantities of net proved undeveloped reserves relating to such locations, expand your disclosure to explain the steps which would be necessary to extend the time to the expiration of such acreage. See Rule 4-10(a)(26) of Regulation S-X.

Response
We acknowledge the Staff's comment and confirm there are no material quantities of net proved undeveloped reserves assigned to acreage that is scheduled to expire in the next three years.

Net Sales Volumes, page 10

2. Tell us whether you have any fields that contain 15% or more of your total proved reserves. If so, tell us how you have considered the requirements of Item 1204(a) of Regulation S-K to disclose production, by final product sold, of oil, gas, and other products for each field that contains 15% or more of your total proved reserves.

Response
We acknowledge the Staff's comment and as of year-end December 31, 2018, confirm we have three U.S resource play fields (Eagle Ford, Bakken and Oklahoma) and one international field (E.G.) that contain 15% or more of total proved reserves. The three U.S. resource play fields were not disclosed in the net sales volume table in Item 1 of our 2018 Form 10-K. For illustrative purposes, we have provided the net sales volume table for year-ended 2018 including the three added U.S. resource play fields. We will update future filings to include three fiscal years in accordance with this requirement.

	U.S. Resource Plays				Africa
	Eagle Ford	Bakken	Oklahoma	Other U.S.	E.G.	Libya	Other Int'l	Total
Year-ended December 31, 2018
Crude and condensate (mbbld)	63	71	18	19	17	7	15	210
Natural gas liquids (mbbld)	23	7	20	5	11	—	—	66
Natural gas (mmcfd)	129	35	213	52	416	5	14	864
Total sales volumes (mboed)	108	84	74	32	97	8	17	420

Supplementary Information on Oil and Gas Producing Activities (Unaudited)
Audits of Estimates, page 99

3. Disclosure in this section indicates that, for the four-year period ended December 31, 2018, 94% of your total proved reserves were independently audited by third party consultants. Send us a supplemental schedule that shows the proportion of total proved reserves audited for each year during the four-year period and how the overall audit percentage as of December 31, 2018 was calculated.

Response
We acknowledge the Staff’s comment and note that the audits by third party consultants conducted in each year are for the preceding year-end proved reserve balance. The table below details the proportion of proved reserves by field audited by third party consultants during the last four years.

	Prior Year-End Proved Reserves Audited (mmboe)	Total Prior Year-End Proved Reserves (Continuing Ops.)(a)(mmboe)	% of Proved Reserves Audited by Year
2018
Oklahoma	229
Bakken	351
Total	580	1,250	46%
2017
Equatorial Guinea	226
Eagle Ford	422
Bakken	318
Oklahoma	171
Total	1,137	1,198	95%
2016
Equatorial Guinea	261
Eagle Ford	413
Total	674	1,230	55%
2015
Equatorial Guinea	288
Bakken	128	.
Total	416	1,307	32%

(a)	We sold our Canadian business in 2017 and our non-operated working interest in Libya during 2018 and therefore associated proved reserves are excluded from this presentation.

The table above reflects each of the listed fields were audited multiple times over the four year period. To avoid double counting, the 94% disclosed audit coverage detailed in the table below included the most recent year a field was audited.

	Prior Year-End Proved Reserves (mmboe)
2018
Oklahoma	229
Bakken	351

2017
Equatorial Guinea	203	*
Eagle Ford	388	*
Total	1,171	(a)

Total Proved Reserves	1,250	(b)
Disclosed Audit Coverage	94%	(a) ÷ (b)

*	Reflects 2016 proved reserves net of 2017 produced volumes.
(b) Audit coverage is calculated based on continuing operations.

4. Tell us why you believe audits of the estimates made for a prior fiscal year end, e.g. estimates as of December 31, 2017, provide assurance of the reasonable certainty of the reserves estimates for the current fiscal year end, e.g. as of December 31, 2018.

Response
We acknowledge the Staff’s comment and affirm that the determination of our reserves is solely the responsibility of management and our internal reserve engineers. The company has established a robust series of controls and processes, including well-by-well analysis, which is the basis for our assurance of the reasonable certainty of reserve estimates. As disclosed in the 10-K, we engage independent engineering firms to perform an audit of our estimated reserves. The company’s policy to have a portion of our proved reserves audited is intended to help demonstrate that our internal procedures and methodologies comply with SEC regulations. Our track record over the past 10 years shows that there were no instances where our internal estimates of proved reserves at the field level differed by more than the +/-10% tolerance from the estimates subsequently audited by third-party consultants.
5. Your disclosure indicates there may be instances where the differences between the independent estimates of proved reserves prepared by third-party consultants may differ with your internal estimates by more than the +/-10% audit tolerance you have established and where the difference cannot be resolved by year end. Describe for us, in reasonable detail, any such instances that occurred during any of the three years in the period ended December 31, 2018. Additionally, explain to us, in reasonable detail, why you determined these unresolved variances were not material to the disclosure of your proved reserves at fiscal year-end.

Response
We acknowledge the Staff’s comment. For the audits completed during the three years ending December 31, 2018, there were no instances where our internal estimates of proved reserves at the field level differed by more than the +/-10% audit tolerance. As such, there were no unresolved variances which would have required disclosure. We will further clarify this statement in future filings.
6. The third party reserves reports filed as Exhibits 99.1 and 99.2 indicate that in certain cases there was more than an acceptable variance between your estimates and the third party’s estimates due to the third party having access to data which was not available to the you when your reserves estimates were prepared. Tell us why you believe that the use of information beyond the end of the fiscal year is acceptable in drawing conclusions that your estimates are reasonably certain and comply with the reserves definitions in Rule 4-10(a) of Regulation S-X.

Response
We acknowledge the Staff’s comment but submit that our third party did not use any information beyond the end of the fiscal year being audited. For periods subject to audit, our internal reserve estimation process utilizes production information available through the late third quarter in making projections, whereas our third party auditors incorporate production information through year-end. As noted previously, for audits completed during the three years ending December 31, 2018, there were no instances where our internal estimates of proved reserves at the field level differed by more than the +/- 10% audit tolerance.
Changes in Proved Undeveloped Reserves, page 106

7. We note your disclosure regarding a decrease of 61 mmboe due to technical revisions across your business. Provide us, as supplemental information, a reasonably detailed discussion of the underlying reasons for the downward revisions and the properties involved. Additionally, explain to us how you have determined that the underlying reasons do not impact properties beyond those for which downward revisions were recorded. See Rules 4-10(a)(22) and 4-10(a)(24) of Regulation S-X.

Response
We acknowledge the Staff’s comment and provide the following supplemental information discussing the underlying reasons for the 61 mmboe decrease due to technical revisions.

Technical Revisions in Proved Undeveloped Reserves (mmboe)

Bakken
Dispute arising over mineral rights	(8)
Changes in current flaring conditions	(6)
Reduced performance expectations on certain well groupings	(3)

Eagle Ford
Disaggregation of well groupings based on drilling experience and production history	(11)

Northern Delaware
Reduced performance based on results of certain new wells coming online	(3)

Oklahoma
Changes in spacing assumptions	(7)
Reduced performance expectations on certain well groupings	(6)
Changes in lateral length assumptions	(4)
Removal of wells from development plan	(3)
Change in current NGL yields due to ethane rejection	(3)

Other revisions	(7)
Total	(61)

The revisions discussed above were the product of our well-level annual reserve review process, and can be tied to specifically identified changes as described above. Therefore, we believe these specific changes do not impact properties beyond those for which technical revisions were recorded.
8. You indicate under this section that all proved undeveloped reserve drilling locations are scheduled to be drilled prior to the end of 2023 and that there are no proved undeveloped reserves on the books beyond 5 years as of December 31, 2018. Tell us whether there are any proved undeveloped reserves as of December 31, 2018 that are not scheduled to be drilled within five years of initial booking. If so, tell us the specific circumstances that justify a longer time. See Rule 4-10(a)(31) of Regulation S-X.

Response
We acknowledge the Staff’s comment, and as of December 31, 2018, there were 0.6 mmboe of proved undeveloped reserves on the books that were scheduled to be drilled beyond five years from initial booking. This represents approximately 0.1% of our total proved undeveloped volume as of December 31, 2018. The remaining 99.9% of proved undeveloped reserves were booked within the past five years and scheduled to be drilled before five years after initial booking. We will include clarifying language in future filings.

Please call the undersigned at 713-296-2307 if you have any questions regarding this letter. In addition, we request that you advise us when the Staff has completed its review of the filing which was the subject of the Staff’s comments.

Very truly yours,

/s/ Gary E. Wilson
Gary E. Wilson
Vice President, Controller and Chief Accounting Officer
Marathon Oil Corporation